FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated November 30, 2006, titled “CN Board of Directors approves one-year contract extension for company’s president and chief executive officer”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN Board of Directors approves one-year contract
extension for company’s president and chief executive officer

MONTREAL, Nov. 30, 2006 — David G. A. McLean, chairman of the board of directors of CN, announced today that the company’s directors and E. Hunter Harrison, president and chief executive officer of CN, have agreed to a one-year contract extension for Harrison through Dec. 31, 2009.

Harrison had signed a five-year employment contract with CN in 2004 expiring at the end of 2008.

McLean said: “The board of directors is pleased to have reached agreement on this contract extension with Hunter Harrison. Hunter has been a tremendous leader, transforming CN into one of the continent’s leading railroads.”

Harrison became president and chief executive officer of CN on Jan. 1, 2003. He joined CN as executive vice-president and chief operating officer in March 1998, and served in that position until December 2002. He has been a director of CN since December 1999.

Before coming to CN, Harrison was a director and president and chief executive officer of Illinois Central Corporation (IC) and Illinois Central Railroad Company between 1993 and 1998. CN entered an agreement to purchase IC in February 1998 and assumed control of the railroad in July 1999.

CN Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Or-leans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 30, 2006	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel